Rogers & Wells
                             Two Hundred Park Avenue
                            New York, N.Y. 10166-0153
                            TELEPHONE (212) 878-8000
                            FACSIMILE (212) 878-8375

                                                                    May 5, 1997


American Skandia Advisor Funds, Inc.
c/o PFPC International (Cayman) Ltd.
Ugland House
South Church Street
P.O. Box 309
Grand Cayman, Cayman Islands
British West Indies

Dear Sirs:

         We have acted as counsel to American Skandia Advisor Funds, Inc., a Maryland corporation (the "Company") that is organized as an open-end management investment company comprised of ten diversified investment portfolios (each a "Fund" and together the "Funds"), in connection with the organization of the Company and the Funds, and the adoption by the Company of a multiple class share structure. Five of the Funds (each a "Feeder Fund" and together the "Feeder Funds") invest all their investable assets in a corresponding portfolio (each a "Portfolio" and together the "Portfolios") of the American Skandia Master Trust (the "Trust"), an open-end management investment company comprised of five diversified investment portfolios. Each Portfolio of the Trust invests in securities in accordance with an investment objective, investment policies and limitations identical to those of its corresponding Feeder Fund.

         The shares of each Fund are divided into four classes, denominated Class A, B, C and X. Each class of shares of a Fund will represent an identical interest in the investment portfolio of the Fund and will have the same rights with respect to assets and liquidation, except as to expenses described below. The Company has adopted separate Distribution and Service plans for Class A, Class B, Class C and Class X shares pursuant to Rule 12b-1 under the Investment Company Act of 1940 (the "1940 Act") (the "Class A Plan", "Class B Plan", "Class C Plan" and "Class X Plan", individually, and collectively, the "Plans"), which permit the payment of certain fees to American Skandia Marketing, Incorporated (the "Distributor"), the principal underwriter and distributor for each Fund, for its services and costs in distributing Fund shares and servicing shareholder accounts.

         The Plans were adopted by a majority vote of the Directors of the Company, including at least a majority of Directors who are not, and were not at the time they voted, "interested persons" of the Funds (as defined in the 1940
Act) and do not and did not have any direct or indirect financial interest in the operation of the Plans. The Plans, pursuant to their terms, remain in effect from year to year provided such continuance is approved annually by vote of the Directors in the manner described above. A Plan may be terminated at any time, without payment of any penalty, by vote of the majority of the Directors of the Company who are not interested persons of the Fund and have no direct or indirect financial interest in the operations of the Plan, or by a vote of a "majority of the outstanding voting securities" (as defined in the 1940 Act) of the Fund affected thereby.

         Dividends paid by each Fund for each class of shares will be calculated in the same manner at the same time and will differ only to the extent that shareholder account servicing and/or distribution fees will be borne exclusively by that class. A class of shares will vote as a separate class as to any matter with respect to which a separate vote of the class is required by federal or state law. A class will not be entitled to any vote as to a matter that does not affect the interest of the class, and only the holders of shares of the one or more affected classes will be entitled to vote. In particular, Class A, Class B, Class C and Class X shares of a Fund each will have exclusive voting rights with respect to the Plan adopted with respect to such class.

         Class A shares will incur an initial sales charge when purchased and will also be subject to an ongoing fee to compensate the Distributor for its services and costs in distributing Class A shares and servicing Class A shareholder accounts (the "Class A Plan"). Under the Class A Plan, the Fund pays the Distributor 0.50% of the Fund's average daily net assets attributable to Class A shares, 0.25% of which is intended as a fee for services provided to existing shareholders. The maximum initial sales charge for the Class A shares is 4.25% of the offering price for high yield bond and total return bond Funds, and 5% of the offering price for all other Funds, and is reduced for purchases of $50,000 and over and reduced or waived for purchases of Class A shares by certain retirement plans and in connection with certain investment programs. Purchases of $1,000,000 or more, and certain other purchases, are not subject to an initial sales charge, but such purchases are subject to a contingent deferred sales charge (the "Class A CDSC") of 1.00% of the lower of the original purchase price or the redemption proceeds if the shares are redeemed within one year after purchase. The Class A CDSC will be waived in certain cases.

         Class B shares will not incur an initial sales charge when purchased, but will be subject to an ongoing fee to compensate the Distributor for its services and costs in distributing Class B shares and servicing Class B shareholder accounts (the "Class B Plan"). Under the Class B Plan, the Fund pays the Distributor 1.00% of the Fund's average daily net assets attributable to Class B shares that are outstanding for 8 years or less, 0.25% of which is intended as a fee for services provided to existing shareholders. If Class B shares are redeemed within 7 years of their purchase, the redemption will give rise to a contingent deferred sales charge (the "Class B CDSC"), of a percentage of the lower of the original purchase price or the redemption proceeds, such percentage declining each year of the shareholder's holding period. The Class B CDSC will be waived in certain cases. Eight years after issuance, Class B shares will convert automatically into Class A shares. Class B shares are not available for "qualified" purchases, such as purchases by IRAs, SIMPLE IRAs, 401(k) plans and 403(b) (7) plans.

         Class C shares will not incur an initial sales charge when purchased, but will be subject to an ongoing fee to compensate the Distributor for its services and costs in distributing Class C shares and servicing Class C shareholder accounts (the "Class C Plan"). Under the Class C Plan, the Fund pays the Distributor 1.00% of the Fund's average daily net assets attributable to Class C shares, 0.25% of which is intended as a fee for services provided to existing shareholders. If Class C shares are redeemed within 12 months of the first business day of the calendar month of their purchase, the redemption will give rise to a contingent deferred sales charge (the "Class C CDSC"), of 1% of the lower of the original purchase price or the redemption proceeds. The Class C CDSC will be waived in certain cases.

         Class X shares will not incur an initial sales charge when purchased, and investors purchasing Class X shares will receive, as a bonus, additional shares having a value equal to 2.5% of the amount invested ("Bonus Shares"), which will be paid for by the Distributor. Class X shares will be subject to an ongoing fee to compensate the Distributor for its services and costs in distributing Class X shares and servicing Class X shareholder accounts (the "Class X Plan"). Under the Class X Plan, the Fund pays the Distributor 1.00% of the Fund's average daily net assets attributable to Class X shares that are outstanding for 8 years or less, 0.25% of which is intended as a fee for services provided to existing shareholders. If Class X shares are redeemed within 7 years of their purchase, the redemption will give rise to a contingent deferred sales charge (the "Class X CDSC"), of a percentage of the lower of the original purchase price or the redemption proceeds, such percentage declining each year of the shareholder's holding period. The Class X CDSC will be waived in certain cases. Eight years after issuance, Class X shares will convert automatically into Class A shares. Class X shares are currently only available for certain "qualified" purchases, such as purchases by IRAs and SIMPLE IRAs.

         American Skandia Investment Services, Incorporated (the "Investment Manager"), acts as the investment manager for both the Funds of the Company that do not have a "master/feeder" structure (the "Non-Feeder Funds"), and the Portfolios, pursuant to separate investment management agreements with the Company and the Trust, respectively (the "Management Agreements"). The Investment Manager in turn engages sub-advisors for the investment management of each Non-Feeder Fund and Portfolio. Under the Management Agreements, each Non-Feeder Fund and Portfolio has agreed to pay the Investment Manager an investment management fee, which is accrued daily and paid monthly, equal to a stated percentage of the respective Fund's or Portfolio's average daily net asset value. The Investment Manager pays the sub-advisory fees of sub-advisors. Subject to certain limitations, the Investment Manager has voluntarily agreed to reimburse the Funds in order to prevent certain Fund expenses from exceeding a specified percentage of each Fund's average daily net assets.

         In rendering the opinions expressed herein, we have examined originals or copies, certified or otherwise identified to our satisfaction, of such documents, corporate records and other instruments as we have deemed necessary or appropriate for the purpose of rendering this opinion, including the Certificate of the Secretary of the Company attached hereto as Exhibit A (the "Certificate").

         In addition, we have examined and relied upon the Company's Registration Statement on Form N-lA relating to shares of the Funds to be offered, filed with the Securities and Exchange Commission (the "Commission") pursuant to the provisions of the Securities Act of 1933 and the 1940 Act, each as amended, and the rules and regulations of the Commission thereunder.

         As to questions of fact material to this opinion, we have relied upon the representations made in the Certificate.

         The opinions set forth below are based upon the Internal Revenue Code of 1986, as amended (the "Code"), the regulations promulgated by the Treasury Department, published administrative announcements and rulings of the Internal Revenue Service and court decisions, all as of the date of this letter.

         Based on and subject to the foregoing, and such examinations of law as we have deemed necessary, it is our opinion that for U.S. Federal income tax purposes:

         (1) The adoption and operation of the multiple class share structure described above will not cause dividends declared and paid with respect to any class of shares of any Fund to be treated as preferential dividends within the meaning of Section 562(c) of the Code. Consequently, each Fund will be entitled to deduct all dividends paid by it to its shareholders during the taxable year under Sections 561 (a) and 852 of the Code, provided the Fund otherwise meets the conditions of those Sections.

         The grant of Bonus Shares to purchasers of Class X shares will not be treated as the distribution of a dividend from a Fund, and accordingly will not give rise to preferential dividends, because the Bonus Shares are given by the Distributor and not the Fund. In this regard, the fact that the Distributor receives Class X Plan fees with respect to Class X shares that are sold with Bonus Shares does not cause the Bonus Shares to be treated as an indirect transfer of value from the Fund to the purchasers of Class X shares constituting a dividend, because the Class X Plan must be approved annually by the Company's Board of Directors, including a majority of the Company's disinterested Directors. Securities and Exchange Commission ("SEC") Rule 12b-1, 17 C.F.R. 270.12b-1; cf., T.A.M. 9345003 (July 15, 1993) (Rule 12b-1 plan fees for years following the sale of mutual fund shares are not recognized as income by the distributor in the year of sale because the distributor's receipt of such fees is contingent on the continued approval of the Rule 12b-1 plan).

         Furthermore, even if the receipt of Bonus Shares were treated as an indirect transfer of value from the Fund to the purchasers of Class X shares in the form of a rebate of future Class X Plan fees, such rebate will not be treated as giving rise to preferential dividends. In effect, differences in distributions that arise under a multiple class distribution plan under SEC Rule l8f-3 are treated as not giving rise to preferential dividends because fees paid pursuant to Rule 12b-1 plans and contingent deferred sales charge arrangements are considered indirect shareholder expenses, insofar as the fund is reimbursed for Rule 12b-l plan outlays by shareholders participating in the plan, and shareholders are directly responsible for payment of the contingent deferred sales charge monies for distribution costs. See Rev. Proc. 96-47, 1996-39 I.R.B. 10; A rebate of Rule 12b-1 plan fees to a purchaser of shares that is made indirectly through the fund by way of a waiver of Rule 12b-1 plan fees will not give rise to preferential dividends, and there is no greater reason to treat a rebate as giving rise to preferential dividends where it is made directly by a distributor to the purchasing shareholder.

         (2) Conversion of Class B shares and Class X shares to Class A Shares will not result in gain or loss to the shareholders. The holding period and basis of the shares converted will not be affected by the conversion.

         (3) The status of each Fund as a regulated investment company (a "RIC") under Sections 851 through 855 of the Code will not be affected as result of the adoption of a multiple class share structure as described above.

         (4) Purchasers of Class X shares will not realize gross income upon the receipt of Bonus Shares. Rather, the receipt of Bonus Shares will be an adjustment to the purchase price of the Class x shares. Freedom Newspapers, Inc.
v.  Commissioner,  36  T.C.M.  1755  (1977),  acq.,  A.O.D.  1978-62;  Eaton  v.
Commissioner, 37 B.T.A. 715 (1938), acq., 1938-2 C.B. 10; Brown v. Commissioner, 10 B.T.A. 1036 (1928), nonacq. A.O.D. 1976-435.

         The opinion set forth in (3) above is subject to the qualification that we have made no independent investigation with respect to the qualification of any Fund as a regulated investment company under the Code.

         The opinions set forth in this letter represent our conclusions as to the application of Federal income tax law existing as of the date of this letter to the transactions described herein. We can give no assurance that legislative enactments, administrative changes or court decisions may not be forthcoming that would modify or supersede our opinions.

         The opinions contained herein are limited to those matters expressly covered; no opinion is to be implied in respect of any other matter. The opinions set forth herein are as of the data hereof and we disclaim any undertaking to update this letter or otherwise advise you as to any changes of law or fact that may hereinafter be brought to our attention. The opinions set forth herein may not be relied on by any person or entity other than you without our prior written consent.

                                                             Very truly yours,



                                                             /s/ Rogers & Wells
                                                             Rogers & Wells